CARTICA ACQUISITION CORP

1775 I Street NW, Suite 910

Washington, D.C. 20006

VIA EDGAR

November 15, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas Lamparski and Lilyanna Peyser

Re:	Cartica Acquisition Corp

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted September 20, 2021

CIK No. 0001848437

Dear Mr. Lamparski and Ms. Peyser:

Cartica Acquisition Corp (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 21, 2021, regarding Amendment No. 2 to our Draft Registration Statement (the “DRS/A2”) previously submitted on September 20, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in our first publicly filed Registration Statement on Form S-1 (the “S-1”), which we are filing with the Commission contemporaneously with the submission of this letter.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 20, 2021

General

1. Please update your financial statements and related information to include the interim period ended June 30, 2021 as required by Rule 8-08 of Regulation S-X.

In response to this comment, in the S-1, we have updated our financial statements and related information to include the interim period ended September 30, 2021.

U.S. Securities and Exchange Commission

Attn: Nicholas Lamparski and Lilyanna Peyser

Re: Cartica Acquisition Corp

Amendment No. 2 to DRS

November 15, 2021

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Richard Baumann, Esq., of Ellenoff Grossman & Schole LLP, at 917-882-2727 (mobile), rbaumann@egsllp.com or 212-370-1300 (office reception).

Very truly yours,

Cartica Acquisition Corp

By:	/s/ Sanjeev Goel
Name:	Sanjeev Goel
Title:	Chief Executive Officer

cc:	Richard Baumann,

Ellenoff Grossman & Schole LLP